SECURITIES A 14048520 ON
Wa

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response.......12.00

X AB
3/19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-65860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/13 and ending 12/31/13

A. REGISTRANT IDENTIFICATION

Official Use Only

Firm ID No.

NAME OF BROKER-DEALER:
X-Change Financial Access LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
440 South LaSalle Street, Suite 2900
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: William Ellington (312)235-0320
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 W. 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

DD
3/24/14

OATH OR AFFIRMATION

I, **William Ellington**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of X-Change Financial Access LLC as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Managing Member
Title

OFFICIAL SEAL
WHITNEY R TITUS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/08/16

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Member of
X-Change Financial Access LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of X-Change Financial Access LLC (the Company) as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of X-Change Financial Access LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 27, 2014

1211 West 22nd Street, Suite 110 | Oak Brook, IL 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 2,459,219
Cash segregated	2,691,092
Brokerage fees receivable, net of allowance for doubtful accounts of $73,000	5,856,108
Receivable from clearing organizations	30,041,776
Related party receivable	107,526
Securities owned, at fair value	177,216
Office furniture and equipment, at cost (net of accumulated depreciation of $113,499)	76,643
Other assets	325,757
TOTAL ASSETS	$ 41,735,337

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 1,012,534
Commissions payable	1,437,663
Guaranteed payments payable	1,886,151
Payable to customers - commodities accounts	27,685,254
Payable to non-customers - commodities accounts	2,431,378
Total Liabilities	$ 34,452,980
Member's Capital	$ 7,282,357
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 41,735,337

The accompanying notes are an integral part of this financial statement.

X-CHANGE FINANCIAL ACCESS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2013

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - X-Change Financial Access, LLC (the "Company"), a limited liability company, was organized in the state of Illinois on April 9, 2001. The Company is owned 100% by XFA Holdings, LLC ("Parent"). During 2013, the Parent acquired certain assets of CX Capital Markets, LLC ("CXCM"), a related party, and contributed these assets to the Company. The Company is regulated by the Securities and Exchange Commission (SEC), the Chicago Board of Options Exchange (CBOE), the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC) and is also a member of various other exchanges and trading associations. Its principal business activity is executing securities, commodity futures and options transactions on an agency basis.

Securities Transactions - Brokerage fee income is recorded at the time of the transaction. Commission revenue and related expenses are recognized on a trade-date basis. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer brokerage accounts and the aging of brokerage fees receivable. Bad debts from brokerage fees receivable reduce brokerage fee income on the statement of income.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Office Furniture and Equipment - Depreciation of office furniture and equipment is provided using the straight-line method over five and seven year periods.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are classified within level 1 of the fair value hierarchy. Exchange-traded commodity contracts typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. Securities and commodity contracts that are not actively traded and are valued based on quoted prices in markets or broker or dealer quotations are generally classified within level 2 of the fair value hierarchy.

Commodity contracts traded in the options market are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads and measures of volatility. For options that trade in liquid markets where model inputs can generally be verified and model selection does not involve significant management judgment, such instruments are generally classified within level 2 of the fair value hierarchy.

When applicable, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2013. At December 31, 2013, the Company had no assets or liabilities classified as level 2 or 3.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

	Level 1	Level 2	Total
Assets			
Receivables - omnibus	$28,973,080	$ -0-	$28,973,080
Receivables - clearing	1,068,696	-0-	1,068,696
Securities owned	177,216	-0-	177,216
Total	$30,218,992	$ -0-	$30,218,992
Liabilities			
Payable to customers	$27,685,254	$ -0-	$27,685,254
Payable to non-customers	2,431,378	-0-	2,431,378
Total	$30,116,632	$ -0-	$30,116,632

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - CUSTOMER ASSETS SEGREGATED OR HELD IN SEPARATE ACCOUNTS UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2013, included in the statement of financial condition are customer assets segregated or held in separate accounts under the Commodity Exchange Act, as follows:

Cash	$ 2,691,092
Net equities with other FCMs	27,054,394
Total	$ 29,745,486

NOTE 4 - SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES

During the year, in conjunction with the Parent's acquisition of certain assets of CXCM, the Parent made a noncash capital contribution of $1,525,881.

X-CHANGE FINANCIAL ACCESS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2013

NOTE 5 - INCOME TAXES

As a single-member limited liability company, income taxes are the responsibility of the Parent.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2010.

NOTE 6 - PROFIT SHARING PLAN

The Company has a deferred compensation and profit sharing plan commonly called a 401(k) plan. All employees 21 years of age and older that have completed one year of service are eligible to participate in the plan. The Company's contribution to the plan for 2013 was $88,772 and was included in accounts payable and accrued expenses at December 31, 2013.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Chicago Board of Options Exchange, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined.

In addition, the Company is a futures commission merchant subject to the net capital requirements of the CFTC (Regulation 1.17) and the NFA, and is required to maintain adjusted net capital equivalent to the greater of $1,000,000 or the sum of 8% of customer and 8% of noncustomer risk maintenance margin requirements on all positions, as these terms are defined.

At December 31, 2013, the Company's net capital and required net capital were $5,931,719 and $1,000,000, respectively.

NOTE 8 - RELATED PARTY INFORMATION

The Company is affiliated through common ownership with XFA Securities, LLC and XFA Global Limited. As of December 31, 2013, the Company is owed $107,526 from XFA Securities, LLC. There are no other receivables or payables with these related parties as of December 31, 2013.

NOTE 9 - CLEARING AGREEMENT AND OFF-BALANCE SHEET RISK

On behalf of its customers the Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts and exchange-traded and over-the-counter options. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivatives and other off-balance sheet financial instruments, as mentioned below.

In the normal course of business, the Company's customer activities involve the execution of security and commodity transactions on the floor of various security and commodity exchanges. These activities may expose the Company to off-balance-sheet risk in the event the customer or contra broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company carries commodity futures and commodity option transactions for the account of its customers. All transactions are carried by a Clearing Futures Commission Merchant (Clearing FCM) in omnibus accounts for the Company. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counter party exposure.

NOTE 9 - CLEARING AGREEMENT AND OFF-BALANCE SHEET RISK - *(Continued)*

Risk arising from customer positions in OTC products is managed based on margin requirements equivalent to exchange margins. Margin is a good faith deposit from the customer that reduces risk to the Company of failure by the customer to fulfill obligations under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed. As a result of market variations, the Company may satisfy margin requirements by liquidating certain customer positions. The Company also establishes credit limits for customers and monitors credit compliance daily. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default. Management believes that the margin deposits at December 31, 2013 were adequate to minimize the risk of material loss that could be created by positions held at that time.

Pursuant to the aforementioned agreement with the Clearing FCM, the Company is held responsible for any losses arising when customers whose transactions have been forwarded to the Clearing FCM fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of these transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligation and it is necessary for the Clearing FCM to purchase or sell the position at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

During the year ended December 31, 2013, the Company became a member of Options Clearing Corporation (OCC). Pursuant to its agreement with OCC, the Company is required to maintain additional net capital.

NOTE 10 - COMMITMENTS

The Company leases its primary business location in Chicago through May 2018. The Company is also subject to its proportionate share of the building's operating expenses.

The Company leases office space in New York through January 2015. A portion of this space is subleased to a related party. The Company is also subject to its proportionate share of the building's operating expenses.

The Company leases space at other locations. However, the expense associated with these leases is borne by profit centers operating under the Company's umbrella. These leases terminate in 2014 and 2015.

The Company also has an agreement with a remote processor through February 2016.

The future minimum lease payments for the leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ended December 31,	Totals
2014	$ 297,809
2015	237,218
2016	160,361
2017	138,740
2018	46,625
	$ 880,753

Rent expense incurred for the year ended December 31, 2013 was $253,745.

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013